Exhibit 3.1(b)

ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

DYNAMIC RESPONSE GROUP, INC.

CERTIFICATE OF DESIGNATION, PREFERENCES AND OTHER RIGHTS AND

QUALIFICATIONS OF SERIES C PREFERRED STOCK

The undersigned Chief Executive Officer of Dynamic Response Group, Inc., (the “Company”), a company organized and existing under the laws of the State of Florida, certifies that pursuant to the authority contained in the Company’s Articles of Incorporation, and in accordance with the provisions of the resolution creating a series of the class of the Company’s authorized preferred stock designated as Series C Preferred Stock:

FIRST: The Articles of Incorporation of the Company, bearing document number P06000071097, authorizes the issuance of Two Hundred Fifty Million (250,000,000) shares of common stock and Fifty Million (50,000,000) shares of preferred stock, and further authorizes the Board of Directors of the Company, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the shares of preferred stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, and its preferences, conversion rights, cumulative, relative, participating, optional, or other rights, including voting rights, qualifications, limitations, or restrictions thereof.

SECOND: On June 30, 2009, the Board authorized an amendment to the Company’s Articles of Incorporation to designate Ten Million (10,000,000) shares of preferred stock as “Series B Preferred Stock” with a stated value of $0.50 per share.

THIRD: On June 30, 2009, the Board of Directors unanimously approved the designation of a series of preferred stock to be known as “Series C Preferred Stock”. The designations, powers, preferences and rights, and the qualifications, limitations or restrictions hereof, in respect of the Series C Preferred Stock shall be as hereinafter described.

Accordingly, “Article IV” of the Articles of Incorporation of the Company is hereby amended to include the following:

SERIES C PREFERRED STOCK

1) Designations and Amounts. The Board of Directors of the Company, pursuant to authority granted in the Articles of Incorporation, hereby designates Two Million Eight Thousand (2,008,000) shares of preferred stock as Series C Preferred Stock (the “Series C Preferred Stock”) with a stated value of $1.00 per share (the “Stated Value”).

2) Rank.

a) All shares of the Series C Preferred Stock shall rank senior to the Company’s common stock and the Series B Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary unless a majority of the holders of the Series C Preferred Stock waive or consent in writing to permit such class or series of capital stock specifically, by its terms, to rank senior to or pari passu with the Series C Preferred Stock.

3) Dividends. Dividends will be paid quarterly to the extent that funds are legally available for distribution and shall remain in effect until conversion or redemption of the shares as the case may be. Dividends shall be non-cumulative and computed per annum on the basis of a 365-day year, actual days elapsed payable as follows:

Year 1:	10% of the Stated Value per share.

Year 2 and thereafter:	15% of the Stated Value per share.

4) Voting. Except as otherwise required by law or expressly provided herein, the Series C Preferred Stock shall have no voting rights.

5) Conversion. Shares of Series C Preferred Stock shall have the following conversion rights and obligations:

(a) Optional Conversion. Subject to and upon compliance with the provisions of this Section 5(a), each holder of shares of Series C Preferred Stock shall have the right at any time after the issuance to the holder of Series C Preferred Stock to convert any portion or all of such shares into fully paid and non-assessable shares of common stock of the Company determined in accordance with the Conversion Price provided in Section 5(c) below; provided, that the average closing bid price per share of the Company’s common stock as quoted on the OTC Bulletin Board over each of the five consecutive trading days prior to the Conversion Date (as defined in Section 5(e)) is above $.50 per share.

(b) Automatic Conversion. Each share of Series C Preferred Stock will automatically convert into fully paid and non-assessable shares of common stock of the Company determined in accordance with the Conversion Price provided in Paragraph 4(c) below upon a merger or consolidation (including a sale by the Company of all or substantially all of its assets) where the Company does not survive the merger or consolidation.

(c) Conversion Price. The number of shares of common stock issuable upon conversion of each share of Series C Preferred Stock shall equal the Stated Value per share of Series C Preferred Stock divided by $0.50 (the “Conversion Price”).

(d) Adjustments to Conversion Price.

(i) Adjustment for Common Stock Dividends and Distributions. In the event the outstanding shares of common stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of common stock after the effective date of this Certificate of Designation, the Conversion Price in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be adjusted proportionately so that the holders of Series C Preferred Stock shall be entitled to receive the kind and number of shares or other securities of the Company which such holders would have owned or have been entitled to receive after the happening of any of the events described above had such shares of Series C Preferred Stock been converted immediately prior to the happening of such event. The provisions of this Section 5(d)(i) shall similarly apply to successive subdivisions, combinations or consolidations as set forth in this Section 5(d)(i).

(ii) Adjustment for Reclassifications and Reorganizations. In the case, at any time after the date hereof, of any capital reorganization, reclassification of the common stock of the Company (other than solely as a result of a stock dividend or subdivision, split-up or combination of shares), consolidation or merger in which the Company survives the consolidation or merger, the Conversion Price then in effect shall, concurrently with the effectiveness of such reorganization, reclassification or merger, be proportionately adjusted and the terms of the Series C Preferred Stock shall be deemed amended such that the shares of the Series C Preferred Stock shall, after such reorganization, reclassification or merger, be convertible into the kind and number of shares of stock or other securities or property of the Company or otherwise to which such holder would have been entitled if immediately prior to such reorganization, reclassification or merger, the holder’s shares of the Series C Preferred Stock had been converted into common stock. The provisions of this Section 5(d)(ii) shall similarly apply to successive reorganizations, reclassifications, consolidations or mergers in which the Company survives the consolidation or merger.

(iii) Adjustment for Distributions Other Than Cash Dividends Out of Retained Earnings. If the Company shall declare a cash dividend upon its common stock payable otherwise than out of retained earnings or shall distribute to holders of its common stock shares of its capital stock (other than shares of common stock and other than as otherwise would result in an adjustment pursuant to this Section 5(d), stock or other securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for common stock or other securities of the Company convertible into or exchangeable for common stock), then, in each such case, provision shall be made so that the holders of Series C Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of common stock receivable thereupon, the amount of securities of the Company and other property which they would have received had their Series C Preferred Stock been converted into common stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities and other property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5(e) with respect to the rights of the holders of the Series C Preferred Stock.

(iv) When No Adjustment Required. Except as otherwise provided in this Section 5(d), the applicable Conversion Price will not be adjusted (A) for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, or for the repurchase of common stock; (B) upon the issuance of any shares of common stock or options or rights to purchase such shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Company or any of its subsidiaries; (C) upon the issuance of any shares of common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date of this Certificate of Designations; or (D) to the extent that such adjustment would result in the Conversion Price being less than the par value of the common stock.

(v) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to Section 5(d), the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments; (ii) the Conversion Price in effect at the time; and (iii) the number of shares of common stock and the amount, if any, of other securities, cash or property which at the time would be received upon the conversion of the Series C Preferred Stock.

(e) Notice of Conversion.

(i) Holder will give notice of its decision to exercise its right to convert the Series C Preferred Stock, or part thereof, by delivering an executed and completed “Notice of Conversion” (a form of which is annexed as Exhibit A to this Certificate of Designation) to the Company via confirmed facsimile transmission. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions hereof shall be deemed a “Conversion Date.” The Company will itself or cause the Company’s transfer agent to transmit the Company’s common stock certificates representing the common stock issuable upon conversion of the Series C Preferred Stock to the Holder via express courier for receipt by such Holder within five business days after receipt by the Company of the Notice of Conversion (the “Delivery Date”). In the case of the exercise of the conversion rights set forth in Sections 5(a) and 5(b) the conversion privilege shall be deemed to have been exercised and the shares of common stock issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Company of the Notice of Conversion. The person or entity entitled to receive common stock issuable upon such conversion shall, on the date such conversion privilege is deemed to have been exercised and thereafter, be treated for all purposes as the record holder of such common stock and shall on the same date cease to be treated for any purpose as the record Holder of such shares of Series C Preferred Stock so converted.

(f) Fractional Shares. The Company shall not be required, in connection with any conversion of Series C Preferred Stock, to issue a fraction of a share of its Series C Preferred Stock or common stock and may instead deliver a stock certificate representing the next whole number.

(g) Partial Conversion. In the event of the conversion of some but not all of the shares of Series C Preferred Stock represented by a certificate or certificates, a Series C Preferred Stock certificate representing the balance of the Series C Preferred Stock not so converted will be provided by the Company to the Holder if requested by Holder, provided the Holder has delivered the original Series C Preferred Stock certificate to the Company. To the extent that a Holder elects not to surrender Series C Preferred Stock for reissuance upon partial payment or conversion, the Holder hereby indemnifies the Company against any and all loss or damage attributable to a third-party claim in an amount in excess of the actual amount of the Series C Stated Value then owned by the Holder.

(h) Status of Converted Stock. In the event any shares of Series C Preferred Stock shall be converted or otherwise acquired by the Company, the shares so converted shall be canceled and shall resume the status of authorized shares of preferred stock without differentiation as to series. All such shares may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law.

(i) Transfer Taxes. The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of common stock upon conversion of any shares of Series C Preferred Stock, provided that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the holder of the shares of Series C Preferred Stock in respect of which such shares are being issued.

6) Redemption. The Company may, at its sole option, redeem the Series C Preferred Stock at any time and from time to time. If the Company exercises its redemption right, then the holder of each share of Series C Preferred Stock will be paid an amount equal to the Stated Value, plus declared and unpaid dividends together with shares of subsidiary stock as set forth in the Securities Exchange Agreement between the Company and the holders of the Series C Preferred Stock. Except as otherwise provided herein, the Company shall provide written notice of each redemption of any Series C Preferred Stock with a date fixed for redemption (the “Redemption Date”) to each record holder.

7) Liquidation.

a) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holder of each share of Series C Preferred Stock shall be paid out of the assets of the Company available for distribution to its shareholders an amount equal to the Stated Value of the shares, plus declared and unpaid dividends, before any payments or distribution of the assets of the Company shall be made or set aside for any other series or class of stock ranking junior to the Series C Preferred Stock.

b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company which will involve the distribution of assets other than cash, the Company shall promptly engage an independent appraiser to determine the fair market value of the assets to be distributed to the holders of shares of its capital stock. The Company shall, upon receipt of such appraiser’s valuation, give prompt written notice to each holder of shares of Series C Preferred Stock of the appraiser’s valuation. Any equity securities of other entities to be distributed shall be valued as follows: (i) if the common stock is listed on a national securities exchange or NASDAQ, the last sale price of the common stock in the principal trading market for the common stock on such date or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as reported by the exchange or NASDAQ, as the case may be; or (ii) if the common stock is not listed on a national securities exchange or NASDAQ, but is traded in the over-the-counter market, the closing bid price for the common stock on such date, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations or, if there are no sales common stock on that date, then on the next preceding date on which there were any sales of common shares, as quoted by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations, as the case may be; or (iii) if the fair market value of the common stock cannot be determined pursuant to clause (i) or (ii) above, such price as the Board of Directors of the Company shall reasonably determine, in good faith.

c) For purposes of this Section 7, a reorganization, reclassification, consolidation or merger shall not be deemed to be a liquidation event.

8) Piggy-back Registration Rights. At any time following the date hereof and for so long as the holders of the Series C Preferred Stock own or are entitled to any common stock issued upon conversion of the Series C Preferred Stock, if the Company prepares and files one or more registration statements under the Securities Act, with respect to a public offering of its equity securities, or of any of its securities held by its security Holders (other than a registration statement on Forms S-4, S-8, or similar form) the Company will include in the registration statement information as is required, to permit a public offering of the shares of common stock underlying the Series C Preferred Stock. The Company will bear all fees and expenses other than commissions payable to any broker-dealer with respect to the Series C Preferred Holders’ shares incurred in the preparation and filing of a registration statement and related state registrations, to the extent permitted by applicable law, and the furnishing of copies of the preliminary and final prospectus. In all events, the rights specified in this Section are subject to the consent of the broker-dealer offering the securities for sale on the

Company’s behalf. Notwithstanding the foregoing, if, in the written opinion of the Company’s underwriter (if any, for such offering), the inclusion of the shares, when added to the securities being registered by the Company, would exceed the maximum amount of securities that could be marketed without otherwise materially and adversely affecting the entire offering, then the Company may reduce or exclude the shares required to be registered so that the total number of securities to be registered is within the maximum number of shares that, in the written opinion of the underwriter, may be marketed without otherwise materially and adversely affecting the entire offering.

9) No Impairment. Except and to the extent as waived or consented to by the holder, or as otherwise provided herein, the Company shall not by any action, including, without limitation, amending its Articles of Incorporation or Bylaws, or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of the Series C Preferred Stock, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of holders as set forth in this Certificate of Designations against impairment.

10) Loss, Theft, Destruction of Series C Preferred Stock Certificates. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of shares of Series C Preferred Stock and, in the case of any such loss, theft or destruction, upon receipt of indemnity or security reasonably satisfactory to the Company, or, in the case of any such mutilation, upon surrender and cancellation of the Series C Preferred Stock, the Company shall make, issue and deliver, in lieu of such lost, stolen, destroyed or mutilated shares of Series C Preferred Stock, new shares of Series C Preferred Stock of like tenor. The Series C Preferred Stock shall be held and owned upon the express condition that the provisions of this Section are exclusive with respect to the replacement of mutilated, destroyed, lost or stolen shares of Series C Preferred Stock and shall preclude any and all other rights and remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement of negotiable instruments or other securities without the surrender thereof.

11) Severability. If any right, preference or limitation of the Series C Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

12) Amendment. The powers, designations, preferences, limitations, restrictions, conversion provisions and procedures, and all other rights appurtenant to the Series C Preferred Stock, may be amended by a resolution of the board of directors, as approved by a vote of the holders then holding a majority of the issued and outstanding shares of the Series C Preferred Stock. Any amendment effected as set forth in this Section 12 shall be binding on all of the holders of Series C Preferred Stock.

The foregoing Amendment was adopted by the Board of Directors of the Company pursuant to the Florida Business Corporation Act on June 30, 2009. A vote of the shareholders was not required, therefore, the number of votes cast for the Amendment to the Company’s Articles of Incorporation was sufficient for approval.

IN WITNESS WHEREOF, the Company has caused this Amendment to its Articles of Incorporation to be executed by its duly authorized officer this July 10, 2009.

Dynamic Response Group, Inc.

/s/ Melissa K. Rice
Chief Executive Officer

NOTICE OF CONVERSION

(To Be Executed By the Registered Holder in Order to Convert the

Series C Convertible Preferred Stock of Dynamic Response Group, Inc.)

In accordance with the terms and conditions of the Certificate of Designations of Series C Preferred Stock filed with the Florida Secretary of State on             , as amended, the undersigned hereby irrevocably elects to convert              shares of Series C Preferred Stock into shares of common stock of Dynamic Response Group, Inc. as follows:

Date of Conversion:

Applicable Conversion Price $

Number of Common Shares Issuable Upon This Conversion:

Signature of Holder*:

Print Name of Holder*:

Address:

Select one:

☐	One or more certificates representing the Series C Preferred Stock to be converted is/are being delivered herewith. The unconverted portion of such certificate(s) should be reissued and delivered to the undersigned as set forth below.

☐	One or more certificates representing the Series C Preferred Stock to be converted is/are not being delivered to Dynamic Response Group, Inc.

Deliveries Pursuant to this Notice of Conversion Should Be Made to:

*	The name and signature of the Holder must match certificate